Exhibit 99.1

Democratizing Data - Driven Medicine, Together ESG impact summary We have also included relevant points from the SASB Industry - Specific Materiality Map within this summary to further illustrate specific metrics and results we have achieved at this stage in our company. As we continue our ESG journey, this summary marks our commitment to transparently manage and inform its audience on the impact of what we do. We look forward to continuing to share our progress in the future. A Message from Jurgi Camblong, CEO and Co - Founder As a healthcare technology provider, our vision is to build a future in which each patient has equal access to world - class care . We are well on our way to achieving that vision through our AI platform, SOPHiA DDM Œ , which empowers the largest network of connected healthcare professionals in the world, creating a collective intelligence that delivers life - saving insights and sparks groundbreaking research breakthroughs . We are laser - focused on achieving our vision, and to do so we intersect with many stakeholders who join us in a shared purpose to make our vision a reality . This ESG Impact Summary provides an opportunity for us to highlight three key areas in which we create value every day for our stakeholders : 1 Innovation & Access In order to achieve our vision, we aim to foster scientific collaboration and connection globally, and unlock answers for the world’s greatest medical minds to broaden access to data - driven medicine. 2 Protecting Patient Data Our platform’s algorithms process hundreds of thousands of patient data points annually and safeguarding the data we handle is the utmost priority to us. 3 Empowering our People We can’t achieve all that we have, and all that we are on track to, without our people. Here we highlight how we provide opportunities for our people to flourish and make an impact at SOPHiA GENETICS. Jurgi Camblong, PhD CEO & Co - Founder © SOPHiA GENETICS 2024 Not for reporting purposes and only be referred to in the full version.

1 Innovation & Access Pioneering new solutions for broad application As of December 31 , 2023 , we have more than 617 peer - reviewed publications . These papers demonstrate how our solutions help drive insights and support scientists to enhance oncology and hereditary disease discoveries . We believe our technologies have the potential to revolutionize patient care across a multitude of health conditions . Facilitate clinical research Leverage data - driven insights to advance research on new treatments Connecting institutions and enabling them to draw actionable results from the network e ect inherent to our platform is key to advancing patient care . As of December 31 , 2023 , we serve more than 770 hospitals, laboratories and biopharma customers in more than 68 countries . Enable data sharing Unlocking data - silos across the scientific community We are proud to bring data - driven medicine to those who need it the most, across oncology, rare and inherited diseases, infectious diseases, cardiology, neurology, and other disease areas . Our solution has supported the analysis of 1 . 5 million genomic profiles as of December 31 , 2023 , leveraging our unique capabilities . In 2023 analysis volume increased 20 % year over year to more than 317 , 000 analyses . Promote access to data - driven medicine Improve patient care on a global scale Mission Performance indicators & Discussion 2 Protecting Patient Data Facilitate insight - sharing while protecting patient information We take the privacy of individuals seriously and pledge to respect the confidentiality of personal data and protected health information . We remain transparent, and we keep all data safe in accordance with our Code of Business Conduct and applicable data protection laws and regulations . For this purpose, we have implemented a global compliance plan, appointing a Data Protection O icer and a HIPAA Compliance O icer, and establishing a Data Protection Committee and an Information Security Committee . Strong information governance Enhance data protection and transparency into our corporate structure We have prepared and implemented global policies and procedures, including a data protection policy, a retention procedure, a data breach response plan, and standard operating procedures to address data subject’s requests . We have guidelines in place and conduct training of appropriate personnel on data protection to ensure the security of processing activities . These policies and procedures are routinely reviewed and updated to ensure optimal patient privacy . Embedded procedures Develop integrated data protection mechanisms Our data architecture has been built to ensure the pseudonymization of personal data by design . We take steps to ensure that personal data in our control is protected from misuse or accidental, unlawful or unauthorized destruction, loss, alteration, disclosure, acquisition, or access . To this e ect, and to ensure an appropriate level of security we have also implemented ISO/IEC 27001 : 2013 standards with respect to technical and physical security . Our HIPAA standards are audited annually through a risk assessment performed by our Compliance and Information Security Departments . We put in place procedural, technical and physical security measures to safeguard the protected health information we receive . Secure technology Ensure we are at the cutting - edge of software technology for patient data protection Mission Performance indicators & Discussion 3 Empowering Our People Providing our people with the necessary tools to achieve our goals We actively assess employee engagement with surveys that include quantitative and qualitative information . The results from the surveys are interpreted and are used by our people management organization to focus on continuous improvement . We were pleased that 76 % of our workforce participated in the 2023 survey and responses indicate strong satisfaction with management support, equality, and peer relationships . Engaged employees Achieve best - in - class employee engagement As part of our e ort to continuously motivate and provide an environment for professional development of our employees, we support talent reviews and have created career ladders for all departments . In the past year, we were proud to advance the careers of 42 employees with promotions, about 10 % of our permanent workforce . We also provided training through our Learning@SOPHiA program, facilitating our people to complete approximately 5 , 100 training hours . © SOPHiA GENETICS 2024 Not for reporting purposes and only be referred to in the full version. Personal development Enable our people to expand their knowledge, skills, and advance their careers We create work environments that preserve and value individuality and diversity . We believe that diversity in our workforce boosts employee engagement and creates an innovative, dynamic, and productive culture . As of December 31 , 2023 , we had 425 employees globally and our workforce’s gender distribution of male/female/undisclosed was 62% / 37% / 1 % respectively . Diversity at SOPHiA GENETICS is overseen by our Board’s Nomination and Corporate Governance Committee . Employee diversity Nurture a diverse and inclusive workforce Mission Performance indicators & Discussion

E thics © SOPHiA GENETICS 2024 Not for reporting purposes and only be referred to in the full version. Rooting business decisions in a true sense of integrity We strive to place patients' care at the heart of all our decisions and have developed our Code of Business Conduct with this in mind . We have firm rules guiding our interactions with healthcare professionals, and measures and policies to prevent corruption, fraud, conflict of interest, anti - competitive behavior, and insider trading . We stand strongly against any form of discrimination, and workplace harassment issues are dealt with firmly in accordance with our whistleblowing procedure and speak - up tool, marking our commitment to being a safe and inclusive workplace . To ensure our partners also apply high ethical standards, we have a third - party risk management program, which includes a due diligence process for new partnerships . We also review partners in accordance with business conduct standards . In the year under review, we carried out a risk assessment regarding the involvement of child labor in our services and products . Our procurements from countries with an increased risk of child labor are from highly specialized suppliers in highly regulated industries . Therefore, there is an extremely low risk of child labor . Furthermore, there is no reasonable suspicion of child labor in relation to a specific product or service we source . Consequently, we are exempt from the due diligence and reporting obligations pursuant to Art . 964 j, 964 k and 964 l CO . G o v ernan c e Leading by example SOPHiA GENETICS' Board of Directors sets high standards for our employees, officers, and directors . The importance of sound corporate governance is implicit to our values of quality, precision, and robustness . It is the duty of the Board of Directors to serve as trustees for our shareholders and to oversee the management of the company’s business . Seven out of eight of our Board members are independent, including our Chair . Our Board committees, namely the Audit Committee, the Compensation Committee, and the Nomination and Corporate Governance Committee, are each composed of three members and operate by their respective charters 2 . As part of our commitment to developing our ESG efforts, our Board of Directors has delegated ESG oversight to the Nomination and Corporate Governance Committee . E quity Closing the gap for equitable access to health We provide a unique opportunity to change the health equity landscape with our platform, particularly for patients with cancer and rare inherited disorders . Only a small percentage of cancer patients receive comprehensive genetic testing due to their location or socioeconomic status . Yet, approximately 50 % of the latest oncology drugs require a biomarker test before being prescribed 1 – therefore, if a patient doesn’t have access to those types of tests, they don’t have access to the same tier of new, tailored treatments as others . Our decentralized, cloud native platform seamlessly integrates with centers in all regions of the globe and provides the opportunity for world - class cancer testing to be available at a local level . Additionally, the global nature of our platform creates diversity in data, which will continue to help researchers advance treatment options and aid physicians in developing treatment plans that can benefit all patients worldwide . 1 ht tps://www .fight cancer.org / 2 https://ir.sophiagenetics.com/governance/documents - charters

In building this summary, alongside conducting our own assessment of the key material topics for the company, we referred to the SASB Industry-Specific Materiality Map for both the Software & IT Services and Biotechnology & Pharmaceuticals industries. In the table below, we have highlighted the main points of relevance to SOPHIA GENETICS' activities at this stage in the company's development.

Sofware & IT services

Topic	SASB Code	Accounting Metrics
Environmental Footprint of Hardware Infrastructure	TC-SI-130a.1	SOPHIA GENETICS demonstrates its commitment to sustainability through initiatives to reduce plastic, energy consumption, and CO2 emissions. Our current assessment is that our primary environmental impact comes from our server usage. Traditional on-premise servers and storage systems have higher energy consumption and higher carbon emissions. Our product, SOPHIA DDM™, is a cloud-based platform, which offers a more sustainable alternative to traditional data storage by managing the data for our users in the cloud and optimizing our code for CPU usage and storage. Our servers are hosted by Microsoft, who have set bold net-zero targets (Microsoft Environmental Sustainability Report). As a result, we use more energy-efficient technology and offer a more sustainable approach to data storage. The shift from using a traditional on-premise data storage system to SOPHIA GENETICS' cloud system has reduced a hospital's CO2 emissions by **97%.** Additionally, the SOPHIA DDM™platform eliminates the need for some secondary tests to confirm results (known as orthogonal assays), which means less plastic from, and less energy consumed by, customers' next-generation sequencers. While our company is not a lab service provider, we do offer solutions to facilitate the in-house implementation of genetic testing for our customers. In those instances, SOPHIA GENETICS™ Universal Library Prep simplifies the genomic library prep workflow and consolidates reagents (test tubes) for genetic sequencing applications. The shift to Universal Library Prep has reduced the amount of plastic consumed by customer labs by up to **33%** on average.
Data Privacy & Freedom of Expression	TC-SI-220a.1	SOPHIA GENETICS implemented a global compliance plan in accordance with applicable laws and regulations, covering: • The appointment of a Data Protection Officer; • The appointment of a HIPAA Compliance Officer; • The creation of a Data Protection Committee and an Information Security Committee, of which both the Data Protection Officer and the Information Security Director are members; • The preparation of processes, guidelines, and other governance standards; • Training of appropriate personnel on data protection; and • The security of processing activities. As part of our business activities, SOPHIA GENETICS processes different categories of data, including but not limited to (direct and indirect identifiable) personal data, such as biological material and associated data, imaging data, genomic data, clinical data, and statistical data. SOPHIA GENETICS implemented an IT data architecture enabling the encryption and pseudonymization of the personal data processed. A data mapping was performed to identify the data workflow of SOPHIA GENETICS' activities.
	TC-SI-220a.2	SOPHIA GENETICS processes **99%** of its users' data for secondary purposes.
	TC-SI-220a.3	As of December 31, 2023, **no legal proceedings** associated with user privacy have been initiated against SOPHIA GENETICS.
	TC-SI-220a.4	As of December 31, 2023, **no requests** for user information from government or law enforcement agencies have been received. (1) 0, (2) 0, (3) =% - NA
Recruiting & Managing a Global, Diverse & Skilled Workforce	TC-SI-330a.3	Percentage of gender group representation for (1) management (Director & above), (2) technical staff (Information Tech and Data Science), and (3) all other employees (Below Director & non-IT and Data Science): (1) **72%** male, **27%** female, **1%** did not disclose (2) **84%** male, **15%** female, **1%** did not disclose (3) **39%** male, **59%** female, **2%** did not disclose

Biotechnology & Pharmaceuticals

Business Ethics	HC-BP-510a.1	As of December 31, 2023, **no legal proceedings** associated with corruption and bribery have been initiated against SOPHIA GENETICS.
	HC-BP-510a.2	As part of our commitment to the patients of our customers, our **Code of Business Conduct** defines how we interact with healthcare professionals: "We build commercial relationships with our customers and more broadly with the healthcare community to offer data and analytics services linked notably to genomic and imaging solutions. We must never bribe or offer other forms of compensation to gain business we will not win without that. We should all be very careful: what we might consider as courtesies in other sectors may not be appropriate when interacting with healthcare professionals. Our interactions with healthcare professionals are governed by internal rules based on U.S., E.U., Swiss standards and local requirements if stricter." See our Code of Business Conduct for more information.

© SOPHIA GENETICS 2024

Not for reporting purposes and only be referred to in the full version.

This ESG Impact Summary is as per December 31 , 2023 and contains information that has not been audited or otherwise validated by an external party . We have disclosed in this ESG Impact Summary and elsewhere certain non - IFRS measures . We believe that these non - IFRS measures provide useful information to investors and others in understanding and evaluating our ESG impact . However, the information in this ESG Impact Summary, including but not limited to non - IFRS measures, has limitations and should not be relied upon to make any investment decision in isolation or as a substitute for analysis of our financial results as reported under IFRS . This ESG Impact Summary also includes forward - looking statements . All statements other than statements of historical facts contained in this ESG Impact Summary, including statements regarding our future results of operations and financial position, business strategy, products and technology, as well as plans and objectives of management for future operations in the area of ESG, are forward - looking statements . Forward - looking statements are based on our management’s beliefs and assumptions and on information currently available to our management . Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward - looking statements due to various factors, including those described in our filings with the U . S . Securities and Exchange Commission . No assurance can be given that such future results will be achieved . Such forward - looking statements contained in this ESG Impact Summary speak only as of the date hereof . We expressly disclaim any obligation or undertaking to update these forward - looking statements contained in this ESG Impact Summary to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law . No representations or warranties (expressed or implied) are made about the accuracy or completeness of any information contained in this ESG Impact Summary . Cautionary Notice © SOPHiA GENETICS 2024 Not for reporting purposes and only be referred to in the full version.